UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2025

Perusahaan Perseroan (Persero)

PT Telekomunikasi Indonesia Tbk

(Exact name of Registrant as specified in its charter)

Telecommunications Indonesia

(A state-owned public limited liability Company)

(Translation of registrant’s name into English)

Jl. Japati No. 1 Bandung 40133, Indonesia

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	√	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	√

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	√

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Telekomunikasi Indonesia Tbk
Perusahaan Perseroan (Persero) PT Telekomunikasi Indonesia Tbk By: /s/ Octavius Oky Prakarsa Octavius Oky Prakarsa VP Investor Relations

Date: April 28, 2025

Information furnished in this form:

Announcement to the United States Securities and Exchange Commission with respect to Information of PT Telkom Indonesia (Persero) Tbk 2024 Annual Report on Form 20-F.

PT TELKOM INDONESIA (PERSERO) TBK

INFORMATION TO INVESTOR

No. Tel.37/PR 000/COP-K0F00000/2025

PT Telkom Indonesia (Persero) Tbk 2024 Annual Report on Form 20-F

Pursuant to Section 203.01 of the NYSE Listed Company Manual, PT Telkom Indonesia (Persero) Tbk would like to inform you that the Company’s 20-F Report and Audited Financial Statement for 2024 have been filed to US-SEC on April 28, 2025. The reports are available for viewing on the internet at www.telkom.co.id.

If you would like to obtain a hard copy, please email us at investor@telkom.co.id or write us to:

Investor Relations

PT Telkom Indonesia (Persero) Tbk

Telkom Landmark Tower 51th Floor

Jl. Jend. Gatot Subroto Kav. 52

Jakarta 12710

Indonesia

Attention: 20-F Report

You may also request a hard copy of the 20-F Report by calling +62-21-5215109.

Sincerely yours,

/s/ Octavius Oky Prakarsa

Octavius Oky Prakarsa

VP Investor Relation

For further information, please contact:

Investor Relations

PT Telkom Indonesia (Persero) Tbk

Tel.	: 62-21-5215109
E-mail	: investor@telkom.co.id
Website	: www.telkom.co.id

About PT Telkom Indonesia (Persero) Tbk

PT Telkom Indonesia (Persero) Tbk (Telkom) is the largest information and communications technology enterprise and telecommunications network in Indonesia. Its business portfolio includes three digital domains of digital connectivity, digital platforms, and digital services; along with the legacy services comprising voice and SMS services. Telkom serves five customer segments which are mobile, consumer, enterprise, wholesale and international business, and other segments. Its shares are traded on the Indonesia Stock Exchange (IDX) and the New York Stock Exchange (NYSE), using the TLKM and TLK tickers, respectively.